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Alternative Investment
Strategies

WORLD MONITOR TRUST II--
SERIES E

MONTHLY REPORT/
JUNE 28, 2002

(LOGO)

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WORLD MONITOR TRUST II--SERIES E
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Dear Interest Holder:
Enclosed is the report for the period from June 1, 2002 to June 28, 2002 for World Monitor Trust II--Series E ('Series E'). The net asset value of an interest as of June 28, 2002 was $133.80, an increase of 10.42% from the May 31, 2002 value of $121.17. The calendar year-to-date return for Series E was an increase of 3.49% as of June 28, 2002. Additionally, the return for the quarterly period from March 30, 2002 to June 28, 2002 was an increase of 9.87%.

Quarterly Market Overview

Despite reports by the Federal Reserve Board (the 'Fed') indicating that overall economic activity expanded at a moderate pace during the second quarter of 2002, investor sentiment remained bleak. Most major U.S. equity indices reached new lows as investor confidence worldwide was battered by reports of corporate leadership misconduct and accounting irregularities. Continued uncertainty in the Middle East and weaker than expected second quarter corporate earnings added to investor uncertainty. The U.S. dollar fell against most major foreign currencies during the quarter, while the price of interest rate instruments rose. In the U.S., residential real estate markets generally remained robust, but weakness persisted in most commercial markets. Retail sales were generally flat and labor markets remained weak. Consumer spending and manufacturing activity, which helped boost U.S. economic growth in previous quarters, remained stagnant at a relatively high level. Additionally, continued softness in the labor markets helped weaken consumer confidence. European and Asian economic activity mirrored that of the U.S., but to a lesser extent.

Global equity markets moved sharply lower throughout the quarter as investor confidence collapsed in response to concerns about accounting transparency at some firms, heightened tension in the Middle East, and decreased corporate sales and profits. This resulted in investors re-evaluating their outlook for a near-term economic recovery. In the U.S., concerns that unannounced accounting problems will eliminate expected corporate profits continued to keep equity markets down. At quarter-end, the year-to-date returns for the S&P 500, the NASDAQ and the London FTSE were -14%, -25% and -10.75%, respectively.

In bond markets, prices rose as interest rates fell in the U.S. on concerns regarding a weak economic recovery and declines in the equity markets. Additionally, declining equity markets led investors to switch allocations from equity markets to fixed income markets, which are perceived as the current safe haven for wealth. The Fed left interest rates unchanged at 1.75% in its two meetings this quarter, declaring that its economic outlook for the near future remained 'uncertain'. Other central banks, including the European Central Bank and the Bank of Japan, generally followed the lead of the Fed leaving rates unchanged and foreign bond markets rose as well.

In foreign exchange markets, the U.S. dollar moved sharply lower against most major currencies throughout the quarter, falling to new lows against some currencies. Weak U.S. economic growth in relation to other economies and concerns regarding accounting irregularities in major U.S. corporations drove the dollar downward. Additionally, the decline in U.S. equity markets and investor confidence decreased the desire to hold U.S. assets driving the U.S. dollar lower against the euro, British pound, Swiss franc and Japanese yen.

Gold and other precious metals soared throughout most of the quarter in response to weaknesses in the U.S. dollar and global equity markets and instability in the Middle East. Gold prices reversed at quarter-end as a result of profit taking by traders and sentiment that the U.S. dollar would be supported by U.S. and Japanese central banks.

Quarterly Performance of Series E

The following is a summary of performance for the major sectors in which Series E traded:

Currencies (+): Long Japanese yen, British pound, Australian dollar, Canadian dollar, euro and Swiss franc positions resulted in gains as a weak U.S. economy and falling equity markets caused the U.S. dollar to fall against these currencies.

Indices (+): Short positions in the S&P 500, NASDAQ and euro DAX resulted in gains as equity indices fell amid concerns regarding U.S. economic recovery, accounting irregularities and weaker than expected corporate earnings.

Grains (+): Gains resulted from short soybean meal positions as the commodity declined following a projected soybean supply increase by the U.S. Department of Agriculture.

Energies (-): Energy prices declined amid increased U.S. stock suggesting ample supply for the summer season and anticipation that Russia would discontinue output restrictions. Long crude oil, unleaded gas and natural gas positions incurred losses.

Interest rates (-): Global bond markets rose as interest rates declined during the quarter in response to poor equity market performance. Short positions in U.S., British and European bonds incurred losses.

Metals (-): Short aluminum, nickel and zinc positions incurred losses as industrial metals rallied on the back of output cuts in copper.

Softs (-): Cotton rallied as news of excessive rain and unseasonably cold weather in China led to a reduction of the estimated cotton crop output. Short cotton positions incurred losses.

The estimated net asset value per interest as of July 31, 2002 was $146.37. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at (212) 778-2443.

          Sincerely yours,

          Eleanor L. Thomas
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
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For the period from June 1, 2002
 to June 28, 2002
Revenues:
Realized gain on commodity transactions.........    $1,283,321
Change in unrealized commodity positions........       191,105
Interest income.................................        16,963
                                                    ----------
                                                     1,491,389
                                                    ----------
Expenses:
Commissions.....................................        62,116
Management fees.................................        20,677
Incentive fees..................................        67,776
Other transaction fees..........................         9,716
Other expenses..................................         9,037
                                                    ----------
                                                       169,322
                                                    ----------
Net gain........................................    $1,322,067
                                                    ----------
                                                    ----------
STATEMENT OF CHANGES IN NET ASSET VALUE
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For the period from June 1, 2002
 to June 28, 2002
                                                          Per
                                            Total       Interest
                                         -----------    -------
Net asset value at beginning of period
 (102,751.281 interests)...............  $12,450,530    $121.17
Contributions..........................      470,290
Net gain...............................    1,322,067
Redemptions............................     (144,576)
                                         -----------
Net asset value at end of period
 (105,368.879 interests)...............  $14,098,311     133.80
                                         -----------
                                         -----------
                                                        -------
Change in net asset value per interest..............    $ 12.63
                                                        -------
                                                        -------
Percentage change...................................      10.42%
                                                        -------
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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust II--Series E is accurate and complete.

                           PRUDENTIAL SECURITIES FUTURES
                                  MANAGEMENT INC.

                               by: Steven Weinreb
                            Chief Financial Officer